UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETINGS

EXTRAORDINARY SHAREHOLDERS' MEETINGS

DATE: FEBRUARY 07, 2012

TIME: 10:00 A.M.

Santander

Santander

Banco Santander (Brasil) S.A.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	4
2.	Call Notice	5
3.	Participation of the shareholders in the ESM	6
3.1	Representation by power of attorney	6
4.	Matters to be resolved in the ESM	7
4.1	to approve the proposal of grant of “Deferred Bonus Plans” refer to the year 2011, for directors, managerial employees and others employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 21, 2011.	7
4.2	to approve the proposal for amendment of the Company’s Bylaws to preview the Compensation and Appointment Committee, as per to Resolution #3.921, dated November 25, 2010, of the Brazilian National Monetary Council, that provides the institution of Compensation Committee, pursuant to the proposal approved by the Board of Executive Officers and the Boards of Directors, at the meetings held on January 04 and 05, 2012, respectively.	7
5.	List of Exhibits:
	Exhibit I. Deferred Bonus Plans – Exhibit 13 of CVM Instruction #481	8
	Exhibit II. Proposal by amendment of the Company’s Bylaws to previews the Compensation and Appointment Committee	50
	Exhibit III. Related Documents and Links	106

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

AGE

Special shareholders’ meeting of the Bank, to be held on February 07, 2012.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).
Executive Board	The Company’s executive board.

Call Notice	Call notice published by the Company on January 06, 2012, regarding the ESM to be held on February 07, 2012.

CVM Instruction No. 480/09	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the extraordinary shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

CMN Resolution No. 3.921	Resolution # 3.921, dated November 25, 2010, of the Brazilian National Monetary Council

SEC	US Securities and Exchange Commission.
Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the ESM of Santander Brasil, called for February 07, 2012 at 10:00 a.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on Shareholders’ meeting (“Manual”) we are publishing this Manual to assist our shareholders in taking decisions, providing to you in advance relevant clarifications and orientation for voting.

On this Extraordinary Shareholders Meeting (ESM), we will resolve the proposal of grant of “Deferred Bonus Plans” refer to the year 2011, for directors, managerial employees and others employees of the Company and of companies under its control, to alignment the Company’s interest and the Participants in view of the growth and profitability of the Company’s business and, on the other hand in view of the recognized contribution of the Participants to the development of the Company’s activities.

We will also resolve on the proposal of amendment of the Company’s Bylaws to attend the CMN Resolution #3.921 that provides the institution of Compensation Committee, which has for the principal objective to accessorize the Board of Directors refer to the Company’s compensation rules.

In order to facilitate your analysis and appreciation of the matters to be resolved in the ESM, we have put the documents relative to each matter of the Call Notice into the form of exhibits to this Manual, complying with the provisions of CVM Instructions No. 481.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our ESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on February 07th, 2011, at 10:00 a.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda:

(i) TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2011, for directors, managerial employees and others employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 21st, 2011.

(ii) TO APPROVE the proposal for amendment of the Company’s Bylaws, as per to Resolution #3.921, dated November 25th, 2010, of the Brazilian National Monetary Council, that provides the institution of Compensation Committee, pursuant to the proposal approved by the Board of Executive Officers and the Boards of Directors, at the meetings held on January 4th, and 05th, 2012, respectively.

General Instructions:

1. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company’s shareholder is represented by an attorney, the Company’s shareholders shall deposit at the Company´s main place of business (with its address indicated below), at least seventy two (72) hours before the ESM, the power of attorney duly granted as required by the Law; and

2. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo/SP, 9th floor – Corporate Legal Department, where they may be consulted in business days, from 10:00 a.m. to 4:00 p.m., as well as on the Company’s websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP as well as on its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275, São Paulo/SP, as well as on its website (www.bmfbovespa.com.br).

São Paulo, January 6th, 2012.

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

 2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be Resolved in the ESM

4.1. Approve the proposal of grant of “Deferred Bonus Plans” refer to the year 2011, for directors, managerial employees and others employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 21, 2011.

The Company, in view of alignment the interest of Santander Brasil and the Participants, on one hand to the growth and the profitability of the Company’s business and, on the other hand, to recognize the Participants contribution to the development of the Company’s activity; to give the possibility to the Company to hold the Participants as an employee of the Company; and to promote the good development of the Company and of the shareholders interest within a long term commitment of the Participants, elaborated the “Deferred Bonus Plans”.

The “Deferred  Bonus Plans”, also has the interest of attend the Resolution CMN #3.921, which all the financial institutions has to observes the requisites to pay the deferred on the future of the variable remunerate payment by the Company to certain directors, managerial employees and other employees of Santander and companies controlled, pursuant to the financial base sustainable for long term and adjust to the future payment in order to the assumed risks and the variable of the capital cost.

Thus, the Company proposes to ESM approval the “Deferred Bonus Plans” refer to the year 2011, which has for its object the payment of gratification as part of the variable remuneration by the Company to certain directors, managerial employees and other employees of Santander and companies controlled.

The information pertaining to the Plan are described in Exhibits I, I.1, I.2, I.3 and I.4 of the Manual, in accordance with Article 13 of CVM Instruction 481.

4.2 Approve the proposal for amendment of the Company’s Bylaws to preview the Compensation and Appointment Committee, as per to Resolution #3.921, dated November 25, 2010, of the Brazilian National Monetary Council, that provides the institution of Compensation Committee, pursuant to the proposal approved by the Board of Executive Officers and the Boards of Directors, at the meetings held on January 04 and 05, 2012, respectively.

Since January 01, 2012, is on effect the Resolution CMN #3.921, which regulates, the activities of the Compensation Committee, which has for you main objective accessorize the Board of Directors on the responsibility of the Company’s compensation rules.

Pursuant to Resolution CMN #3.921, the Compensation Committee shall be create on the first General Meeting that occurs after January 1st, 2012 and to have number of members, criterion of the appointment, of destitution and of the compensation, time of term and its attributions previewed on the Company’s Bylaws.

In view of attend the Resolution CMN #3.921, the Company propose to the ESM approve of the amendment of the Company’s Bylaws to contemplate the Compensation Committee. The responsibilities of the Compensation Committee shall be incorporate to the Appointment and Compensation Committee, already created on the structure of the Company and which name shall change to Compensation and Appointment Committee.

The Bylaws, organization rules of the Compensation and Appointment Committee shall be previewed on the Rule Procedure of the Committee.

___________________________________________________

EXHIBIT I

(Pursuant to article 13 of CVM Instruction 481)

1. Provide a copy of the proposed plan

Exhibit I.1, I.2, I.3 and I.4.

Exhibit I.1 - LONG-TERM INCENTIVE PLAN - BONUS UNITS 2011

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Directors, managerial employees and other workers of Banco Santander Brazil and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

Maximum Number of options granted

Board of Directors – 0

Statutory Board and Professionals in Key Roles

670,000

c. Maximum number of shares covered by the plan

Maximum Number of options covered

Board of Directors – 0

Statutory Board and Professionals in Key Roles

670,000

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values used as the basis of the Bonus Units to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: The Final Number of Units per Year of the first fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: The Final Number of Units per Year of the second fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the second fiscal year following the Base Year; and

(c) Third fiscal year following the Base Year: The Final Number of Units per Year of the third fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Total Number of Units will be divided by 3 (three) and allocated equally to the three fiscal years following the Base Year. The payment of each installment of the Participants' Bonus Units will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The bonus payment will be made directly into Units, if this payment method is approved by the CVM and BM&FBovespa. Otherwise the value will be paid in reais, pegged to the price of the Units.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including but not limited to, risk management policies;

(c) material change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) material changes in the Company's net worth; or

(e) undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brazil and of the Participants aiming at, on one hand, the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution to the activities of Banco Santander Brazil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Deposit Certificates representing the Shares of the Company, each of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Company ("Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment by the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future of the portion of variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

b.           The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the organization, because it is a deferred payment of variable compensation in shares and subject to Clawback, upon verification of any situation described in paragraph h.

c.           How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is related to the price of the Company’s shares and subject to Clawback.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

Total Estimated Cost of the Plan: BRL 10 MM

Exhibit I.2 - LONG-TERM INCENTIVE PLAN - SUPERVISED COLLECTIVE (DEFERRED SHARE IN CASH)

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Directors, managerial employees and other workers of the Company and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values of the Deferred Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year.

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year.

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Initial Base Value will be divided by 3 (three) and equally allocated to the three fiscal years following the Base Year. The payment of each installment of the Deferred Bonus of the Participants (i) will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The dividend will be paid as bonus in cash.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including but not limited to, risk management policies;

(c) material change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) material changes in the Company's net worth; or

(e) undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brazil and of the Participants aiming at, on one hand, the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution to the activities of Banco Santander Brazil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Deposit Certificates representing the Shares of the Company, each of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Company ("Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment by the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future of the portion of variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

b.           The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the organization, because it is a deferred payment of variable compensation and subject to Clawback, upon verification of any situation described in paragraph h.

c.           How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is subject to Clawback.

4. Estimate the company’s expenses incurred with the plan, pursuant to the account rules dealing with this subject matter.

Total estimated cost of the Plan: BRL 19 million

Exihibit I.3 - LONG TERM INCENTIVE PLAN – COLLECTIVE SUPERVISED UNITS BONUS

2. Inform the main features of the proposed plan, specifying:

a.                              Potential beneficiaries

Administrators, management level employees and other employees of Banco Santander Brasil and controlled companies who may be benefitted with the Plan

b.                              Maximum number of options to be issued

Maximum Number of options granted

Board of Directors – 0

Statutory Board and Professionals in Key Roles

670,000

c. Maximum number of shares covered by the plan

Maximum Number of options covered

Board of Directors – 0

Statutory Board and Professionals in Key Roles

670,000

d. Acquisition conditions

The participant must remain with the Company during the effective term of the Plan and comply with the other criteria set forth in the regulation.

e.       Detailed criteria for determining exercise price

The values used as a basis for the Bonus in Units to be paid to the Participants shall be calculated as follows:

(a) First exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by the final daily quotation of the Units at the fifteen (15) last tradingsessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

(b) Second exercise following the Base Year: the Annual Final Quantity of Units of the secondexercise multiplied by the final daily quotation of the Units at the fifteen (15) last trading sessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

(c) Third exercise following the Base Year: the Annual Final Quantity of Units of the thirdexercise multiplied by the final daily quotation of the Units at the fifteen (15) last tradingsessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

f. Criteria for determining the term of the exercise

The Total Quantity of Units shall be divided by three (3) and allotted equally to the three fiscal years following the Base Year. The payments of each portion of the Bonus in Units of the Participants shall be made up to the 31st of March of each one of the three fiscal years following the Base Year.

g.Form of settling the options

The payment of the bonus shall be made directly in Units, if this form of payment is paid by the Brazilian Securities Committee and by BM&F Bovespa. Otherwise, the amounts shall be paid in Brazilian reals, indexed to the price of the Units.

h.Criteria and events which, if they occur, will cause the suspension, change or extinction of the plan

The Board of Directors may determine a partial payment or a non-payment of the plan, if the following circumstances should arise:

(a) Dissatisfactory financial performance of the Company.

(b) Infringement of internal rules applicable to the Participant, including, without limitation, risk management policies;

(c) Material changes in the financial conditions of the Company, save if arising from changes in accounting rules;

(d) Material variations in the Company’s reference equity; or

(e) Undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.                      The main goals of the plan

The Plan has the following goals:

(a) To align the interests of the Company and of the Participants, with the aim at, on one hand, promoting the growth and profitability of the Company business and, on the other, acknowledging the contribution made by the Participants to the development of the activities of the Company;

(b) To enable the Company to retain the Participants as staff members, offering them, as an additional advantage, compensation linked to the performance of the Company’s Share Deposit Certificates, each of which represents fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (the “Units”), subject to the terms, conditions and procedures set forth in this Plan; and

(c) To promote the positive performance of the Company and shareholder interests by securing a long term commitment of the Participants.

The plan is consistent with the current regulatory framework applicable to the Company, especially in the light of the CMN Resolution no. 3921, whereby financial institutions shall comply with certain requirements in order to ensure a deferred future payment of part of the variable compensation payable to its administrators and other co-workers, taking into account sustainable long-term financial bases and adjustments in such future payments in view of the risks incurred and of the fluctuations in the cost of capital.

b.                      How does the plan contribute towards these goals?

The Plan contributes towards the alignment of the interests of co-workers with the long-term  profitability and results of the organization, inasmuch as it represents a payment of deferred variable compensation in shares and subject to Clawback, should any of the situations described under item (h) occur.

c.                       How does the plan fit into the compensation policy of the Company?

The plan plays a key part in the Company’s compensation strategy, since it operates as an efficient tool for acknowledgment, motivation and retaining of its participants over the short, medium and long terms.

d.                      How does the plan align with the interests of the beneficiaries and of the Company over the short, medium and long terms?

The plan is aligned with the interests of the beneficiaries and of the Company over the short, medium and long terms by linking the compensation to the price of the Company’s shares, subject to Clawback.

4. Estimate the expenses of the Company under the plan, pursuant to the accounting rules dealing with this subject matter.

Total Estimated Cost of the Plan: BRL 19 million

Exhibit I.4 - LONG TERM INCENTIVE PLAN – GENERAL RULE

2. Inform the main features of the proposed plan, specifying:

a. Potential beneficiaries

Management level employees and other employees of Banco Santander Brasil and controlled companies who may be benefitted with the Plan

b. Maximum number of options to be issued

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Acquisition conditions

The participant must remain with the Company during the effective term of the Plan and comply with the other criteria set forth in the regulation

e. Detailed criteria for determining exercise price

The values of the Deferred Bonus to be paid to the Participants shall be paid as follows:

(a) First exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and twenty per cent (120%) variation in the CDI from February 1st of the Base Year up to January 31st of the first fiscal year following the Base Year;

(b) Second exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and twenty per cent (120%) variation in the CDI from February 1st of the Base Year up to January 31st of the second fiscal year following the Base Year;

(c) Third exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and twenty per cent (120%) variation in the CDI from February 1st of the Base Year up to January 31st of the third fiscal year following the Base Year.

f. Criteria for determining the term of the exercise

The Initial Base Value shall be divided by three (3) and allotted equally to the three fiscal years following the Base Year. The payments of each portion of the Deferred Bonus of the Participants shall be made up to the 31st of March of each one of the three fiscal years following the Base Year.

g. Form of settling the options

The payment shall be made as a cash bonus.

h. Criteria and events which, if they occur, will cause the suspension, change or extinction of the plan

The Board of Directors may determine a partial payment or a non-payment of the plan, if the following circumstances should arise:

(a) Dissatisfactory financial performance of the Company.

(b) Infringement of internal rules applicable to the Participant, including, without limitation, risk management policies;

(c) Material changes in the financial conditions of the Company, save if arising from changes in accounting rules;

(d) Material variations in the Company’s reference equity; or

(e) Undue exposure in risk management.

3. Justify the proposed plan, explaining:

a. The main goals of the plan

The Plan has the following goals:

(a) To align the interests of Banco Santander Brasil and of the Participants, with the aim at, on one hand, promoting the growth and profitability of the Company business and, on the other, acknowledging the contribution made by the Participants to the development of the activities of Banco Santander Brasil;

(b) To enable the Company to retain the Participants as staff members, offering them, as an additional advantage, compensation linked to the performance of the Company’s Share Deposit Certificates, each of which represents fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (the “Units”), subject to the terms, conditions and procedures set forth in this Plan; and

(c) To promote the positive performance of the Company and shareholder interests by securing a long term commitment of the Participants.

b. How does the plan contribute towards these goals?

The Plan contributes towards the alignment of the interests of co-workers with the long-term profitability and results of the organization, inasmuch as it represents a payment of deferred variable compensation in shares and subject to Clawback, should any of the situations described under item (h) occur

c. How does the plan fit into the compensation policy of the Company?

The plan plays a key part in the Company’s compensation strategy, since it operates as an efficient tool for acknowledgment, motivation and retaining of its participants over the short, medium and long terms.

d. How does the plan align with the interests of the beneficiaries and of the Company over the short, medium and long terms?

The plan is aligned with the interests of the beneficiaries and of the Company over the short, medium and long terms by linking the compensation to the price of the Company’s shares, subject to Clawback.

4. Estimate the expenses of the Company under the plan, pursuant to the accounting rules dealing with this subject matter

Total Estimated Cost of the Plan: BRL 23.4 million.

___________________________________________________

EXHIBIT I.1

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS 2011

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan, as defined in Item 3.3. The initial Base Year is [2012].
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
BM&FBOVESPA	BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units

Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan. [If approval by the Securities Commission cannot be obtained in a timely manner to enable the use of treasury Units as part of this Plan, the Bonus in Units may be paid in cash, pegged to the fluctuation of the price of the Units (Ticker: SANB11).]

Executive Office	For the purposes of this Plan, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to the Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by three, as defined in Item 3.4.

Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.
Units	Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company, as defined in Item 2.1(b).
Initial Base Value	Initial base value for each Participant, to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company (“Units”), pursuant to the terms, conditions and form defined herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the methodology applicable to the calculation of the variable part of the compensation of each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail hereinbelow, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.      The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2012 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2011 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2012 - Base Year as per Item 3.3

2013, 2014 and 2015 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.   If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.      The Total Number of Units shall be divided by three (3) and allocated to the three fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.      The amounts used as the basis for the Bonus in Units payable to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year;

(b)       Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year; and

(c)        Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

3.6.      Payments of each instalment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.      The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company amendments to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

4.4.      Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year [2012] to January 10 in each one of the three fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year [2012]. The new Final Number of Units per Year of each Participant shall be calculated according to the base price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3       Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.      The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to [●]  Units, which correspond to [●]% of the total corporate capital of the Company. [If approval by the Securities Commission cannot be obtained in a timely manner to enable the use of treasury Units as part of this Plan, the Bonus in Units may be paid in cash, pegged to the fluctuation of the price of the Units.]

VIII.    DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants subject to the events described in Item 8.2 (a), as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be) and 8.3 to 8.8 below.

8.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant; or

(c)        in case of termination of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants.

8.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 8.2(b) above.

8.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.      In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.      Please note that the times of payment of the installments of Bonuses in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonuses in Units, subject to the conditions of this Plan.

IX.       QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.      In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; (c) similar procedures with a material effect.

9.2.      The HR Department, under the supervision of the Executive Office, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.        NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

10.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

10.2.    In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XI.       DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

11.1.    The Plan shall come into effect immediately after approval thereof [by the General Meeting] of the Company and shall remain in force for an indefinite time.

11.2     The Plan may be terminated, suspended or amended, at any time, [following a proposal submitted by the] Board of Directors of the Company [approved by the General Meeting], provided that, in case of suspension or termination, the Company shall honor any vested rights of Participants to collect installments of the Bonus in Units, subject to the provisions set forth in Item VIII above.

XII.     ADDITIONAL PROVISIONS

12.1     The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, provided that it shall not change the corresponding basic principles, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

12.2     The Executive Office shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

12.3.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

12.4.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT I.2

LONG TERM INCENTIVE PLAN –

SUPERVISED COLLECTIVE (DEFERRED CASH INSTALLMENT)

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2012.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred percent (100%) of CDI, pursuant to the provisions set forth in Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brazil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with remuneration adjusted at one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant, to be defined by the Executive Office of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of a cash bonus, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.      The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.      Payments of each instalment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.      The Company shall abide by the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and it shall be administered by the Executive Office with the support of the Company’s Human Resources Department (“HR Department”). The Executive Office shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company changes to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Executive Office and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in  Items 7.2 (a) and (c) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.8 below.

7.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)        in case of termination of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants.

7.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 7.2(b) above.

7.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.      In case of suspension of the employment contract due to labor ailment or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.      Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.    NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.      No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.      In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.      The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2       The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Item VII above.

X.        ADDITIONAL PROVISIONS

10.1.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXIHIBIT I.3

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS - SUPERVISED COLLECTIVE

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan , as defined in Item 3.3. The initial Base Year is [2012].
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
BM&FBOVESPA	BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units

Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan. [If approval by the Securities Commission cannot be obtained in a timely manner to enable the use of treasury Units as part of this Plan, the Bonus in Units may be paid in cash, pegged to the fluctuation of the price of the Units (Ticker: SANB11).]

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Lock-Up Period	One-year term as of the date of acquisition of each tranche of Units during which the Participant cannot dispose of the units, pursuant to Item 10.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to each Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by three, as defined in Item 3.4.
Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

Units	Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company, as defined in Item 2.1(b).
Initial Base Value	Initial base value for each Participant to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company (“Units”), pursuant to the terms, conditions and form defined herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail hereinbelow, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.      The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2012 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2011 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2012 - Base Year as per Item 3.3

2013, 2014 and 2015 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.   If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.      The Total Number of Units shall be divided by three (3) and allocated to the three fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.      The amounts used as the basis for the Bonus in Units to be paid to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year;

(b)       Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year; and

(c)        Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

3.6.      Payments of each instalment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.      The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a) decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company amendments to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

4.4.      Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year [2012] to January 10 in each one of the three fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year [2012]. The new Final Number of Units per Year of each Participant shall be calculated according to the price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3       Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.      The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to [●]  Units, which correspond to [●]% of the total corporate capital of the Company. [If approval by the Securities Commission cannot be obtained in a timely manner to enable the use of treasury Units as part of this Plan, the Bonus in Units may be paid in cash, pegged to the fluctuation of the price of the Units.]

VIII.    DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 8.2 (a) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be), and 8.3 to 8.8 below.

8.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant; or

(c)        in case of termination of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant, pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants.

8.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 8.2(b) above.

8.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.      In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.      Please note that the times of payment of the installments of Bonuses in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonuses in Units, subject to the conditions of this Plan.

IX.       QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.      In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; (c) similar procedures with a material effect.

9.2.      The HR Department, under the supervision of the Executive Office, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.        RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1     The number of Units corresponding to the investment subject to this Plan cannot be disposed of by the Participant for one (1) year as of the date of acquisition of each tranche of Units (“Lock-Up Period”). Please note that the Lock-up Period shall begin whenever the Participants collect Units, as a result of the distribution of the Bonus in Units. The Units shall remain unavailable for disposal during the Lock-Up Period.

10.2     For the purposes of this Chapter X, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives operations backed by Units or any other direct or indirect form of disposal or encumbrance, of Units.

XI.       NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

11.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

11.2.    In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XII.     DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

12.1.    The Plan shall come into effect immediately after approval thereof [by the General Meeting] of the Company and shall remain in force for an indefinite time.

12.2     The Plan may be terminated, suspended or amended, at any time, [following a proposal submitted by the] Board of Directors of the Company [approved by the General Meeting], provided that, in case or suspension or termination, the rights of Participants who hold mature rights to collect Bonuses in Units shall be observed, subject to the provisions set forth in Item VII above.

XIII.    ADDITIONAL PROVISIONS

13.1     The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, provided that the corresponding basic principles shall not be changed, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

13.2     The Executive Office shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

13.3.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

13.4.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXIHIBIT I.4

LONG TERM INCENTIVE PLAN –

GENERAL RULE

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2012.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred and twenty percent (120%) of CDI, pursuant to Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brazil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with remuneration adjusted at one hundred and twenty percent (120%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant to be defined by the Board of Directors of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of a cash bonus to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Board of Directors shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.      The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred and twenty percent (120%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred and twenty percent (120%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred and twenty percent (120%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.      Payments of each instalment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.      The Company shall abide by the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company amendments to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 7.2 (a) and (c) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.8 below.

7.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)        in case of termination of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants.

7.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 7.2(b) above.

7.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.      In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.      Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.    NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.      No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.      In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.      The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2       The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Item VII above.

X.        ADDITIONAL PROVISIONS

10.1.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT II

PROPOSAL BY AMENDMENT OF THE COMPANY’S BYLAWS IN ORDER TO ADAPT ITS PROVISION TO THE RESOLUTION CMN #3.921

 (Pursuant to Article 11 of CVM Instruction 481)

By Laws of Banco Santander (Brasil) S.A.
Current Wording	Proposal wording to suit to the Level 2.	Legal and Economics Justifications
SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES	SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES
Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.	Not applicable	Not applicable

Sole Paragraph. As admission of the Company on the special segment of listing called Level 2 of Corporate Governance ("Level 2"), from BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), the Company, its shareholders, administrators and members of the Fiscal Council, when installed, shall submit to the dispositions of the Level 2 Listing Regulament of Corporate Governance from BM&FBOVESPA ("Level 2 Regulations").

	Not Applicable.	Not applicable.
Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.	Not applicable	Not applicable
Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.	Not applicable	Not applicable

Article 3. The term of duration of the Company is indefinite.	Not applicable	Not applicable

Article 4. The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.

	Not applicable	Not applicable

SECTION II CAPITAL STOCK AND SHARES	SECTION II CAPITAL STOCK AND SHARES

Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

	Not applicable.	Not applicable.

Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law

	Not applicable.	Not applicable.

Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.

	Not applicable.	Not applicable.
Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital.	Not applicable.	Not applicable.

Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.

	Not applicable.	Not applicable.

Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.	Not applicable.	Not applicable.

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I – dividends that are greater by ten percent (10%) than the dividends payable to common shares;

II – priority to receive dividends;

III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;

IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and

V – V  – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price and in the same conditions offered to the Controlling Interest, according to the definitions set forth in Article IX of these Bylaws.

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price and in the same conditions offered to the Controlling Interest, according to the definitions set forth in Section  X  of these Bylaws.

Change of the indication of the Section due to the inclusion of the Section VII, and of the renumbering of the others sections.
Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:	Not applicable.	Not applicable.
(a) change of type, merger, consolidation or spin-off of the Company;	Not applicable.	Not applicable.

(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

	Not applicable.	Not applicable.
(c) the valuation of assets to be contributed to pay up a capital increase of the Company;	Not applicable	Not applicable

(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Article 46 of these Bylaws; and	(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Article 47 of these Bylaws; and	Change of the numeration due to the inclusion of the Article 30.

(e) Amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Regulations of BM&FBOVESPA, provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Agreement remains in effect.

	Not applicable.	Not applicable.

Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.

	Not applicable.	Not applicable.
Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefor.	Not applicable.	Not applicable.

Paragraph 10. The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.

	Not applicable.	Not applicable.

Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15) consecutive days or ninety (90) nonconsecutive days in the course of the year.

	Not applicable.	Not applicable.

Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.

	Not applicable.	Not applicable.

Paragraph 13. At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.

	Not applicable.	Not applicable.

SECTION III SHAREHOLDERS’ MEETINGS	SECTION III SHAREHOLDERS’ MEETINGS
Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.	Not applicable.	Not applicable.

Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Fiscal Council, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting. A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.

	Not applicable.	Not applicable.

Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.

	Not applicable.	Not applicable.
Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Fiscal Council, where functioning.	Not applicable.	Not applicable.

Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.

	Not applicable.	Not applicable.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 46, paragraph one, of these Bylaws.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Article 47, paragraph one, of these Bylaws.

Change of the numeration due to the inclusion of the Article 30.

SECTION IV MANAGEMENT	SECTION IV MANAGEMENT
Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.	Not applicable.	Not applicable.

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors may or may not be shareholders, whether or not residing in the country and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

	Not Applicable.	Not Applicable.

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations and to attend the applicable legal requirements. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

Not Applicable.	Not Applicable.

Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.

Not applicable.	Not applicable.

Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:

I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or

II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.

Not applicable.	Not applicable.

Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.	Not applicable.	Not applicable.
Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.	Not applicable.	Not applicable.

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.

	Not applicable.	Not applicable.

CHAPTER I BOARD OF DIRECTORS	CHAPTER I BOARD OF DIRECTORS

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12) members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.

	Not applicable	Not applicable.

Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.

	Not applicable	Not applicable.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this Section 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).

Not applicable	Not applicable

Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Section 38 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company, in magnitude that results in loss of independence; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company;

Not Applicable	Not Applicable.

(vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to an Independent Director. Qualification as an Independent Director shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.

	Not applicable	Not applicable.
Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.	Not applicable	Not applicable

Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.

	Not applicable	Not applicable

Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.

	Not applicable	Not applicable

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.

Not applicable	Not applicable

Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities. In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.

Not applicable	Not applicable

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.

Not applicable	Not applicable

Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

	Not applicable	Not applicable
Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.	Not applicable	Not applicable

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

	Not applicable	Not applicable
Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.	Not applicable	Not applicable
Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.	Not applicable	Not applicable

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

	Not applicable	Not applicable

Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

	Not applicable	Not applicable

Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

	Not applicable	Not applicable
Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.	Not applicable	Not applicable
Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:	Not applicable	Not applicable
I. to comply and cause compliance with these Bylaws and shareholder resolutions;	Not applicable	Not applicable

II. to direct the general conduct of the business and affairs of the Company;	Not applicable	Not applicable
III. to elect and remove Officers and to establish their duties;	Not applicable	Not applicable
IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;	Not applicable	Not applicable

V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;

	Not applicable	Not applicable
VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;	Not applicable	Not applicable

VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;

	Not applicable	Not applicable
VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;	Not applicable	Not applicable
IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;	Not applicable	Not applicable

X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;

	Not applicable	Not applicable
XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;	Not applicable	Not applicable
XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;	Not applicable	Not applicable

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;

	Not applicable	Not applicable
XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;	Not applicable	Not applicable

XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;

	Not applicable	Not applicable
XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;	Not applicable	Not applicable
XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;	Not applicable	Not applicable
XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;	Not applicable	Not applicable

XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

	Not applicable	Not applicable
XX. to appoint and remove the Ombudsman of the Company;	Not applicable	Not applicable

XXI. to appoint and remove the members of the Audit Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Article VI of these Bylaws;

XXI. to appoint and remove the members of the Audit and Appointment and Compensation Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Section VI and VII of these Bylaws;

Inclusion of Power of the Board of Diretors to attend the Resolution CMN # 3.921.

XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

	Not applicable	Not applicable

XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;

	Not applicable	Not applicable
XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);	Not applicable	Not applicable
XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;	Not applicable	Not applicable

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Article IX of these Bylaws;

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Section X of these Bylaws;

Change on the number of the Section due to the inclusion of the Section VII and renumbering of the others sections.

XXVII. to manifest favorable or otherwise regarding about any public offer of shares that has as object the shares issued by Company, through prior grounded opinion, issued within 15 (fifteen) days of the publication of the public offering acquisition of shares notice, which should approach at least: (i) the convenience and opportunity of the public offer for acquisition of shares reffer to the interest of all shareholders and in relation to the liquidity of the securities of it owns, (ii) the impact of the public offer of shares acquisition over the interests of the Company; (iii) strategic plans disclosed by the issuer relating to the Company, (iv) other items which the Board of Directors considers appropriate and the information required by applicable rules established by the CVM;

Not applicable.	Not applicable.

XXVIII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

Not applicable.	Not applicable.

XXIX. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws;

Not applicable.	Not applicable.

XXX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; and	XXX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; ~~and~~ 	Change the writing due to the inclusion of new power to the Board of Directors to attend the Resolution CMN # 3.921.
XXXI. to establish the rules to govern Units, as set forth in Article XII of these Bylaws.	XXXI. to establish the rules to govern Units, as set forth in Section XIII of these Bylaws;	Change the number of the section due to the inclusion of Section VII and renumbering of the others sections.
There was no item before.	XXXII. to supervise the plan, operational, control and review of the compensation of the directors of the Company, observing the proposals of the Compensation and Appointment Committee; and	Inclusion of new power to the Board of Directors to attend the Resolution CMN #3.921.
There was no item before.	XXXIII. to provide that the compensation intern rules of the directors is in line to the regulation published by Brazilian Central Bank.	Inclusion of new power to the Board of Directors to attend the Resolution CMN #3.921.

Article 18. It shall be the duty of the Chairman of the Board of Directors:

I. to call and preside over the Board meetings;

II. to call the shareholders’ meeting;

III. to direct preparation for Board meetings;

IV. to assign special tasks to the Directors; and

V. to call the members of the Fiscal Council, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Fiscal Council.

	Not applicable	Not applicable

CHAPTER II BOARD OF EXECUTIVE OFFICERS	CHAPTER II BOARD OF EXECUTIVE OFFICERS

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation.

	Not applicable	Not applicable
Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.	Not applicable	Not applicable
Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.	Not applicable	Not applicable
Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.	Not applicable	Not applicable
Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.	Not applicable	Not applicable

Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.	Not applicable	Not applicable

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.

	Not applicable	Not applicable

Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.

	Not applicable	Not applicable

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.

	Not applicable	Not applicable
Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.	Not applicable	Not applicable

Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held:

	Not applicable	Not applicable

I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or	Not applicable	Not applicable
II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or	Not applicable	Not applicable

III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.

	Not applicable	Not applicable

Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.

	Not applicable	Not applicable

Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

	Not applicable	Not applicable

Paragraph 4. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws.

	Not applicable	Not applicable

Article 22. The assignments and duties of the Board of Executive Officers are:	Not applicable	Not applicable
I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;	Not applicable	Not applicable
II – to designate representatives and correspondents within the country and abroad;	Not applicable	Not applicable

III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;

	Not applicable	Not applicable
IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Article VIII;	IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Section IX;	Change the number of the section due to the inclusion of the Section VII, and renumbering of the other sections.

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

	Not applicable	Not applicable

VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

	Not applicable	Not applicable
VII – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;	Not applicable	Not applicable
VIII – submit to the Board of Directors the financial statements;	Not applicable	Not applicable

IX – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and	Not applicable	Not applicable

X – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof;

	Not applicable	Not applicable

Article 23. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:

I – by any two members of the Board of Executive Officers, except Officers without a designated title;

II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1) Senior Vice President Executive Officer, or one (1) Executive Vice President Officer, or one (1) Executive Officer;

III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in-fact; or

IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.

	Not applicable	Not applicable

Paragraph 1. Subject to the provision in paragraph two of this Section 23, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title. The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.

Not applicable	Not applicable

Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification. The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.

Not applicable	Not applicable

Article 24. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1) employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.

Not applicable	Not applicable

Article 25. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unitholders of companies or investment funds of which the Company is a shareholder, member or unitholder or of any entities of which the Company is a member or an associate.

	Not applicable	Not applicable
Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:	Not applicable	Not applicable
I – to oversee and direct the business and activities of the Company;	Not applicable	Not applicable

II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;

	Not applicable	Not applicable
III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;	Not applicable	Not applicable

IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and	Not applicable	Not applicable
V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.	Not applicable	Not applicable
Sole paragraph. It is incumbent upon the:	Not applicable	Not applicable
I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;	Not applicable	Not applicable
II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.	Not applicable	Not applicable

III.Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;

	Not applicable	Not applicable
IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and	Not applicable	Not applicable
V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.	Not applicable	Not applicable

SECTION V FISCAL COUNCIL	SECTION V FISCAL COUNCIL

Article 27. The Company will have a Fiscal Council functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.

	Not applicable	Not applicable
Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Fiscal Council.	Not applicable	Not applicable

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations. The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil, and to attend to the applicable legal requisites.

	Not applicable.	Not Applicable.

Paragraph 3. The compensation of the members of the Fiscal Council will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.

	Not applicable	Not applicable
Article 28. The Fiscal Council will have such duties and authority as are assigned to them by law.	Not applicable	Not applicable

SECTION VI AUDIT COMMITTEE	SECTION VI AUDIT COMMITTEE

Article 29. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice. Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

	Not applicable	Not applicable
Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.	Not applicable	Not applicable
Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.	Not applicable	Not applicable
Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:	Not applicable	Not applicable
I – to set operating rules for their activities through Internal Regulations;	Not applicable	Not applicable
II – to recommend the retaining or replacement of independent auditors to the Board of Directors;	Not applicable	Not applicable
III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;	Not applicable	Not applicable

IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;

	Not applicable	Not applicable
V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;	Not applicable	Not applicable

VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;

	Not applicable	Not applicable
VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;	Not applicable	Not applicable

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;

	Not applicable	Not applicable

IX – to meet with the Fiscal Council, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;

	Not applicable	Not applicable

X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.	Not applicable	Not applicable
Paragraph 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.	Not applicable	Not applicable
There was no Section before.	SECTION VII COMPENSATION AND APPOINTMENT COMMITTEE	Inclusion of the Section to attend the Resolution CMN # 3.921.

Article 30. The Company will have an Compensation And Appointment Committee composed of not less than three (3) and not more than five (5) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, and at least one of the members may not be director of the Company and the others may or may not be members of the Board of Directors of the Company, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of these Bylaws. The Compensation and Appointment Committee shall have, on your composition members with the qualification and necessary experience to the judgment exercise and including any requirements to ensure their independent judgment about the compensation intern rule of the Company, including about the repercussion of these intern rule on the risk management. Such persons shall serve for a term of two (2) years and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

Inclusion of article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

Paragraph 1. A Coordinator will be designated for the Compensation and Appointment Committee upon the appointment of its members.

Inclusion of paragraph first of the article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

Paragraph 2. The Compensation and Appointment Committee will report directly to the Board of Directors of the Company.

Inclusion of paragraph second of the article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Compensation and Appointment Committee:

I- to set operating rules for their activities through Internal Regulations;
II- to elaborate the compensation Intern Procedure of the directors of the Company, propose to the Board of Directors options to the variable and fix compensation, benefits and special programs to recruiting and to fire;

III – to supervise the implement and operation of the compensation intern rules of the directors of the Company;

IV- to review, annually the compensation Intern Procedure of the Company’s directors, recommending to the Board of Directors the correction or upgrading;

V- to recommend to the Board of Executive Officer Directors the correction or upgrading of intern rules, practices and procedures refer to you attribution;

VI – to propose to the Board of Directors the global remuneration of the directors to be submitted to the general meeting, pursuant to article 152 of Law #6.404, of 1976;

VII – to analyze future scenario, intern and extern, and if its possible, the impacts about the compensation Intern Procedure of the directors;

VIII – to analyze the compensation Intern Procedure of the Company’s directors pursuant to the market practices, to identify significantly variance relative of the others Companies, and propose adjusts if, it is necessary;

IX – to meet with the Board of Directors, in order to discuss about the Intern Procedure, practices and procedure identify on your responsibility;

X - to prepare annually, within 90 (ninety) days since December 31 of each year, the Compensation and Appointment Committee Report, observing the applicable statutory and regulatory provisions, relative to the base data December 31 of each year; and

XI – to ensure that the compensation intern procedure of the directors shall be compatible to the risk management rules, with targets and financial situation actual and expected of the Company, and pursuant to the applicable regulatory provisions and regulations published by Brazilian Central Bank.

Inclusion of paragraph 3 of the article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

Paragraph 4. The Board of Directors shall dismiss members of the Compensation and Appointment Committee any time.

Inclusion of paragraph 3 of the article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

Paragraph 5. The compensation of the members of the Compensation and Appointment Committee shall be established annually by the Board of Directors.

Inclusion of paragraph 3 of the article 30 to attend the Resolution CMN # 3.921. There are no legal and economic effects to be analyzed, because the Company already has a Compensation and Appointment Committee.

SECTION VII OMBUDSMAN	SECTION VIII OMBUDSMAN	Change of the number of Section pursuant to the inclusion of the Section VII.

Article 30. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

Article 31. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

Change of the number of Section pursuant to the inclusion of the article 30.

Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities;

	Not applicable	Not applicable

Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.

	Not applicable	Not applicable
Article 31. It shall be incumbent upon the Ombudsman Office:	Article 32. It shall be incumbent upon the Ombudsman Office:	Change of the number of Section pursuant to the inclusion of the Article 30.

I – to receive, enter, substantiate, analyse and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;

	Not applicable	Not applicable
II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;	Not applicable	Not applicable
III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of fifteen days;	Not applicable	Not applicable
IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;	Not applicable	Not applicable

V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and

	Not applicable	Not applicable

VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.

	Not applicable	Not applicable
Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.	Not applicable	Not applicable

SECTION VIII FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	SECTION IX FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	Change of the number of Section pursuant to the inclusion of the Section VII.

Article 32. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

Article 33. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

Change of the number of Section pursuant to the inclusion of the Article 30.

Article 33. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

Article 34. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

Change of the number of Section pursuant to the inclusion of the Article 30.

Article 34. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;

Article 35. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;

Change of the number of Section pursuant to the inclusion of the Article 30.
II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;	Not applicable

III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.

Not applicable.
Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76	Not applicable.

Article 35. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

Article 36. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

Change of the number of Section pursuant to the inclusion of the Article 30.
Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.	Not applicable	Not applicable

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 34 of these Bylaws.

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Article 35  of these Bylaws.

Change of the number of Section pursuant to the inclusion of the Article 30.
Paragraph 3. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.	Not applicable	Not applicable

Article 36. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.	Article 37. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.	Change of the number of Section pursuant to the inclusion of the Article 30.
Article 37. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	Article 38. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	Change of the number of Section pursuant to the inclusion of the Article 30.

SECTION IX TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2	SECTION X TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2	Change of the number of Section pursuant to the inclusion of the Section VII.
Part I - Definitions	Part I - Definitions
Article 38. For purposes of this Article IX, the capitalized terms below will have the following meanings:	Not applicable	Not applicable
“Controlling Shareholder” means a shareholder, or the Group of Shareholders that exercises the Controlling Power in the Company.	Not Applicable	Not applicable
“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.	Not applicable	Not applicable
“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.	Not applicable	Not applicable

“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.

	Not applicable	Not applicable
“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.	Not applicable	Not applicable

“Acquirer” means a person to whom the Selling Controlling Shareholder transfers the Controlling Interest in the Company in a tender offer.	Not Applicable	Not Applicable

“Shareholder Group" means a group of people: (i) linked by voting agreements or contracts of any kind, either directly or through subsidiaries, controlling or under common control, or (ii) between which there is a relationship of control, or (iii) under common control.

	Not applicable	Not Applicable

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law, independently of the ownership interest held. Ownership of control is to be presumed as to a person or a Shareholders Groups, holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

	Not Applicable	Not Applicable
“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.	Not applicable	Not applicable

Part II – Transfer of Controlling Interest in the Company	Part II – Transfer of Controlling Interest in the Company

Article 39. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the Acquirer of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Article 40. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the Acquirer of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Change of the number of Section pursuant to the inclusion of the article 30.
Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.	Not applicable	Not applicable

Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.

	Not applicable	Not applicable

Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.

	Not applicable	Not applicable

Article 40. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefore.

Article 41. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefore.

Change of the number of Section pursuant to the inclusion of the article 30.

Article 41. Any person that acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Section 39 of these Bylaws; and

II. to pay under listed below, an amount equal to the difference between the public offering price per share and the amount paid eventually acquired on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company. Reffered value shall be distribut between all persons whon sell Company’s shares on floors of the Stock Exchange where the acquirer realized the acquisitions, proportionally to the net balance of each daily vendor, being up to BM&FBOVESPA to operacionalize the distribution, pursuant to the its regulament.

Article 42. Any person that acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Article 40  of these Bylaws; and

II. to pay under listed below, an amount equal to the difference between the public offering price per share and the amount paid eventually acquired on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company. Referred value shall be distribute between all persons whom sell Company’s shares on floors of the Stock Exchange where the acquirer realized the acquisitions, proportionally to the net balance of each daily vendor, being up to BM&FBOVESPA to operacionation the distribution, pursuant to the its regalement.

Change of the number of Section pursuant to the inclusion of the article 30.

Sole paragraph. Following a Transfer of Controlling Interest of the Company, the Acquirer shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

	Not applicable.	Not Applicable.

Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2	Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2

Article 42. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 46 of these Bylaws, respecting the laws and regulations applicable.

Article 43. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 46 of these Bylaws, respecting the laws and regulations applicable.

Change of the number of Section pursuant to the inclusion of the article 30.

Article 43. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its securities issued may be traded to negotiate outside Level 2; or (ii) in according to the operation of corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, within 120 (one hundred and twenty) day from the date of the General Meeting which approved referred operation, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Section 46 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

Article 44. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its securities issued may be traded to negotiate outside Level 2; or (ii) in according to the operation of corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, within 120 (one hundred and twenty) day from the date of the General Meeting which approved referred operation, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Article 47  of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

Change of the number of Section pursuant to the inclusion of the article 30.

Sole paragraph. The tender offer mentioned in the leading provision of Section 43 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

Sole paragraph. The tender offer mentioned in the leading provision of Article 44  will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

Change of the number of Section pursuant to the inclusion of the article 30.

Article 44. In case of does not have a Controlling Shareholder, whenever approved, on General Meeting: (i) the cancellation of Company registration, the Company shall effect a public offer of shares issued, provided that in that case, can only acquire the shares owned by shareholders who voted in favor of cancellation of registration on the deliberations at the General Meeting after having acquired the shares belonging to other shareholders who have not voted in favor of that resolution and have accepted the public offer or (ii) the output of the Company from Level 2 so that its shares shall be registered out of Level 2, or (iii) a corporate reorganization pursuant to sub item (ii) of caption of article 43, the output shall be conditional to the public offering to acquire shares on the same conditions previewed on the article above.

Article 45. In case of does not have a Controlling Shareholder, whenever approved, on General Meeting: (i) the cancellation of Company registration, the Company shall effect a public offer of shares issued, provided that in that case, can only acquire the shares owned by shareholders who voted in favor of cancellation of registration on the deliberations at the General Meeting after having acquired the shares belonging to other shareholders who have not voted in favor of that resolution and have accepted the public offer or (ii) the output of the Company from Level 2 so that its shares shall be registered out of Level 2, or (iii) a corporate reorganization pursuant to sub item (ii) of caption of article 44, the output shall be conditional to the public offering to acquire shares on the same conditions previewed on the article above.

Change of the number of Section pursuant to the inclusion of the article 30.

Paragraph 1. The General Meeting referred shall define the responsible(s) for the public offer to acquire shares, which one(s), present at the Meeting, shall expressly assume the obligation to realize the offer.

Not Applicable	Not Applicable

Paragraph 2. On the lack of definition of those responsible to realize the public offer to acquire shares, in case of corporate reorganization operation, which the resulting company does not have its securities admitted to trading on Level 2 of Corporate Governance; it is up to shareholders whom voted for to the corporate reorganization make such offer.

Not applicable	Not Applicable.

Art. 45. The outputting from Level 2 because of noncompliance with the obligations contained in the Regulation of Level 2 is conditioned to the effective public offer to acquire shares, at least, from the Economic Value of the shares, to be determined in an valuation report treated on article 46 hereof this Company’s Bylaws, complied with the laws and regulations applicable.

Art. 46. The outputting from Level 2 because of noncompliance with the obligations contained in the Regulation of Level 2 is conditioned to the effective public offer to acquire shares, at least, from the Economic Value of the shares, to be determined in an valuation report treated on article 47  hereof this Company’s Bylaws, complied with the laws and regulations applicable.

Paragraph 1. The Controlling Shareholder shall affect the public offer to acquire shares referred on the caption of this article.	Not Applicable	Not Applicable

Paragraph 2. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of deliberation of the General Meeting, the shareholders who voted in favor of the resolution which implied on the respective noncompliance, shall effective the public offer to acquire shares previewed on the caption of this article.

	Not Applicable	Not Applicable

Paragraph 3. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of a management act or event, the directors of the Company shall call a General Meeting of shareholders whose agenda shall be the deliberation of how to remedy the noncompliance of the obligations from the Regulation of Level 2 or, if appropriate, resolve to the output of the Company from Level 2.

	Not Applicable	Not Applicable

Paragraph 4. In case of the mentioned General Meeting on paragraph 3 above resolve by the output of the Company from Level 2, this General Meeting shall define the responsible(s) for the public offer to acquire shares referred on the caption of this article, which one(s), present(s) on the Meeting, shall expressly assume the obligation to make the offering.

Not Applicable	Not Applicable

Art. 46. The valuation report referred to the Title IX of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Art. 47. The valuation report referred to the Title X  of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Change of the number of Section pursuant to the inclusion of the article 30.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said on the Title IX of these Bylaws is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of the shareholders representing an absolute majority of the Outstanding Shares presents at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said on the Title X  of these Bylaws is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of the shareholders representing an absolute majority of the Outstanding Shares presents at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Change of the number of Section pursuant to the inclusion of the article 30.
Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer.	Not applicable	Not applicable

Part IV – Common Provisions	Part IV – Common Provisions

Article 47. A single tender offer may be made for more than one of the purposes mentioned in this Article IX of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offered and that, where required under applicable legislation, the CVM’s authorization is obtained.

Article 48. A single tender offer may be made for more than one of the purposes mentioned in this Section X  of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offered and that, where required under applicable legislation, the CVM’s authorization is obtained.

Change of the number of Section pursuant to the inclusion of the article 30.

Article 48. The Company or the shareholders responsible for making a tender offer under this Article IX of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Article 49. The Company or the shareholders responsible for making a tender offer under this Section X  of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Change of the number of Section pursuant to the inclusion of the article 30.

Sole Paragraph. The provisions of the Level 2 Regulation shall prevail over the Company’s bylaws provisions, in case of prejudice to the rights of recipients of the public offerings previewed on these Bylaws.

	Not applicable.	Not Applicable

SECTION X ARBITRATION	SECTION XI ARBITRATION	Change of the number of Section pursuant to the inclusion of section VII.

Article 49. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), of the Penalties Regulation, on these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, as well as the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Article 50. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), of the Penalties Regulation, on these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, as well as the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Change of the number of Section pursuant to the inclusion of the article 30.
Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.	Not applicable	Not applicable

Paragraph 2. Without prejudice to the validity of this arbitration clause, the application emergency measures by the Parties before the Arbitral Tribunal constituted, shall be sent to the Judiciary, in accordance with item 5.1.3 of the Rules of Arbitration of the Market Arbitration.

	Not applicable.	Not Applicable.
Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law.	Not applicable	Not applicable.

Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made. The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.

	Not applicable	Not applicable

SECTION XI LIQUIDATION	SECTION XII LIQUIDATION	Change of the number of Section pursuant to the inclusion of the Section VII.

Article 50. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

Article 51. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

Change of the number of Section pursuant to the inclusion of the article 30.

SECTION XII ISSUANCE OF UNITS	SECTION XII ISSUANCE OF UNITS
Article 51. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	Article 52. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	Change of the number of Section pursuant to the inclusion of the article 30.

Paragraph 1. Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil. During such transition period, the Units may comprise share subscription receipts. The Units will be in book-entry form.

	Not applicable	Not applicable

Paragraph 2. The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

	Not applicable	Not applicable
Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.	Not applicable	Not applicable
Article 52. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	Article 53. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	Change of the number of article pursuant to the inclusion of the article 30.

Article 53. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Article 54. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Change of the number of article pursuant to the inclusion of the article 30.

Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof	Not applicable	Not applicable

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in Article 51, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in article 52, Paragraph Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Change of the number of Section pursuant to the inclusion of the article 30.
Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	Not Applicable	Not applicable
Article 54. The Units will entitle their holders to the same rights and privileges as the shares deposited.	Article 55. The Units will entitle their holders to the same rights and privileges as the shares deposited.	Change of the number of Section pursuant to the inclusion of the article 30.

Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units. Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.

	Not applicable	Not applicable

Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:

Not applicable	Not applicable

(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.

Not applicable	Not applicable

(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.

Not applicable	Not applicable

Article 55. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Article 56. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Change of the number of Section pursuant to the inclusion of the article 30.

Article 56. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

Article 57. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

Change of the number of Section pursuant to the inclusion of the article 30.

SECTION XIII GENERAL AND TRANSITION PROVISIONS	SECTION XIV GENERAL AND TRANSITION PROVISIONS

Article 57. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities, respecting the Level 2 Regulation.

Article 58. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities, respecting the Level 2 Regulation.

Change of the number of Section pursuant to the inclusion of the article 30.

EXHIBIT III

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br:  Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 09, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer